SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d-102)

INFORMATION STATEMENTS PURSUANT TO RULE 13d-1 and 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)
CADENCE RESOURCES CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

12738N103
(CUSIP Number)

January 31, 2006
(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 4 Pages)

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Crestview Capital Master, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,616,000 (See Item 4)
	6.	SHARED VOTING POWER (See Item 4)
	7.	SOLE DISPOSITIVE POWER 6,616,000 (See Item 4)
	8.	SHARED DISPOSITIVE POWER (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8.14%
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.14%
12.	TYPE OF REPORTING PERSON: PN

Item 1(a).	Name of Issuer.
Cadence Resources Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices.
4110 Copper Ridge Drive, Suite 100 Traverse City, Michigan 49684
Item 2(a).	Name of Person Filing.
Crestview Capital Master, LLC
Item 2(b).	Address of Principal Business Office, or if none, Residence.
95 Revere Drive, Suite A Northbrook, IL 60062
Item 2(c).	Citizenship. Delaware

Item 2(d).	Title of Class of Securities.
Common Stock. $0.01 par value (“Common Stock”)
Item 2(e).	CUSIP Number.
12738N103
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.

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This statement on Schedule 13G (Amendment No. 3) relates to the common stock, $0.01 par value per share (the “Common Stock”), of Cadence Resources Corporation, a Utah corporation (the “Issuer”), which has its principal place of business at 4110 Cooper Ridge Drive, Suite 100, Traverse City, Michigan 49684.

The information contained in Items 5 through 11 on the cover pages hereto is incorporated herein by reference. On January 31, 2006, pursuant to a common stock purchase warrant, the Reporting Person purchased 1,840,000 shares of Common Stock from the Issuer. The Reporting Person now beneficially owns 6,616,000 shares of Common Stock of the Issuer. Based on 81,298,683 issued and outstanding shares of Common Stock as of January 6, 2006, as reported in the Issuer’s Form 10-KSB (Amendment No. 1) for the fiscal year ended September 30, 2005, the Reporting Person owns 8.14% of the issued and outstanding shares of Common Stock of the Issuer.

Crestview Capital Partners, LLC controls Crestview Capital Master, LLC. The power to vote or dispose of the shares beneficially owned by Crestview Capital Master, LLC is shared by Stewart Flink, Robert Hoyt and Daniel Warsh, each of whom disclaim beneficial ownership of the shares of Common Stock beneficially owned by Crestview Capital Master, LLC. For purposes of this statement, the Reporting Person is reporting that:

(i)	The aggregate amount of Common Stock beneficially owned by the Reporting Person is 6,616,000 shares.

(ii)	The aggregate percentage of the Common Stock beneficially owned by the Reporting Person is approximately 8.14%.

(iii)	The aggregate number of shares of Common Stock which the Reporting Person has sole power to vote or direct the vote of is 6,616,000.

(iv)	The aggregate number of shares of Common Stock which the Reporting Person has sole power to dispose or to direct the disposition of is 6,616,000.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2006
CRESTVIEW CAPITAL MASTER, LLC By: /s/ Daniel Warsh Name: Daniel Warsh Title: Member

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